The following are stories from the March 2000 edition of NUsLine, a Northeast Utilities newspaper which was distributed to all employees on April 5, 2000.

1. Mike Morris Perspective column
2. News story on proxy
3. Employee Loan Program
4. Transition team and Human Resources opportunities.


STORY NO. 1

Opportunities are beginning to surface
Employee Loan Program takes effect immediately between Con Edison, NU,
Yankee, O&R

By Con Edison/NU Human Resources Transition Team

A newly announced Employee Loan Program allows for job transfers between Consolidated Edison, Orange and Rockland, Northeast Utilities and Yankee Gas when there are open positions not filled after internal postings.

"This program presents an opportunity for personal and professional development for many employees," said Jack Keane, co-chair of the Merger Transition Team. "We're looking for ways to start integrating the companies and to achieve economies by facilitating the redeployment of employees who are eager to move to new jobs. This is a first step in that direction as employees of NU and Con Edison bring their experience and talent to new positions in each company."

"We see the opportunity to benefit from the voluntary transfer of skills and knowledge between our companies," said Kevin Burke, co-chair of the Merger Transition Team. "This new program provides employees with the freedom to explore an expanded selection of career opportunities while remaining within the merging companies. That's a direct benefit to our companies and our people."

Q: Who is eligible to participate in this program?

A: Non-union employees of all merging companies. Union employees are not eligible because collective bargaining agreements do not currently provide for transfers outside the original company. In addition, employees of the competitive businesses are not eligible due to affiliated transaction requirements.

Q: Why is a loan program needed?

A: By use of a loan provision, employees can fill positions on an interim basis until completion of the merger, at which time decisions and actions related to pension and benefit treatment will be resolved.

Q: Which jobs will be posted?

A: Non-union regulated positions, which the merging companies have not filled through their initial internal posting cycle.

Q: How does it work?

A: Once positions have been posted internally without being filled, these positions will then be posted at the other companies and may be externally advertised at the same time. For example, if a position at NU becomes available and is not filled internally, the job would be posted at Con Edison, O&R and Yankee Gas and might also be advertised outside.

Q: Who can I contact if I'm interested in a position?

A: Postings will include the name of the appropriate Human Resource representative. You will be required to submit a resume to that representative.

Q: What happens if I work at Con Edison and accept a job at NU?

A: Once you are offered and accept a position at NU, you will continue as an employee of Con Edison, remain on the Con Edison payroll and continue to participate in Con Edison's benefits up to the time of the merger. NU will reimburse Con Edison for your employment costs.

Q: What happens if I work at NU and accept a job at Con Edison?

A: The situation would be exactly the same as in the last example, but with the companies reversed.

Q: If I apply and am accepted for a position with a higher level of responsibility how will I be compensated?

A: The receiving company will offer you the position with a salary appropriate to the position.

Q: If I'm on loan to NU or Consolidated Edison will I be eligible for salary increases during the loan period?

A: Yes. You will be eligible for salary increases during the loan period based on your new position, your performance and the receiving company's compensation schedule.

Q: Which company's holiday and vacation schedule will I follow?

A: You will celebrate holidays according to the schedule of the company to which you are loaned, but you will follow the vacation schedule of your original company. For example, if you are an employee of Con Edison who has taken a new position at NU, you will follow the NU holiday schedule during your loan period. However, your vacation schedule will remain the same as it was at Con Edison. Once the merger is final, you will receive vacation based on the policies of the company to which you have transferred.

Q: If I'm accepted for a position, will I be eligible for travel expense reimbursement?

A: While you are a loaned employee, you will be eligible to be reimbursed for your business travel expenses in accordance with the policies of the receiving company. However, you will not be reimbursed for the personal commuting costs to and from the new location or for temporary living expenses unless those costs are agreed to in writing by the hiring manager.

Q: After the merger is complete, will I be able to keep my new position?

A: Yes. Once the merger is final, you will become an employee of the receiving company with a date of hire equal to the date the merger is completed.

Q: What happens if the merger fails and I've already transferred to a position at the other company?

A: You will have 60 days to decide whether to stay with the company you're on loan to or to return to your original company. Also, the receiving company has the option to retain you or to ask you to return to your original company. If you return to your original company, you will be placed in a position that's comparable in salary and location to the position you held prior to the transfer.

Q: Are there opportunities for temporary transfers, without accepting permanent positions?

A: Yes. Temporary transfers can occur when workload necessitates the need for short-term assistance by the other company. Employees can be loaned from one organization to the other for a period of less than six months. At the end of the assignment the employee will return to his or her position within the lending company.

Q: When will this program begin?

A: Watch for postings over the next few weeks for the first jobs available. If you see one that interests you, contact the HR representative listed on each posting.


STORY NO. 2

In search of fairness for all employees
Transition team gains ground on HR opportunities

"We have the potential to be a large organization supporting multiple operating companies," said John de la Bastide, Con Edison Section Manager, Health Plans and co-lead of the Human Resources Transition Team. "We'll need a free flow of information exchange between the two companies, and the right policies will enable that to occur."

These opening comments at the March 6 Business Sense seminar put into perspective the work that's required to administer a benefits program for the new merged Con Edison/NU company.

"The goal is to continue to support the corporate business strategy and the expanding unregulated businesses," said de la Bastide. "We'll need to keep the policies and procedures flexible to meet our going-forward business needs."

As teammates on the merger transition team, de la Bastide and Jim Gavell, NU's Human Resources director for the Retail Business Group, are thoroughly evaluating the current HR policies and programs.

Working with sub-teams, the evaluation includes all HR policies, programs and processes including medical, dental, life, vision, pension and 401K plans, to develop the benefits strategy for the future.

Also under review are the holiday and vacation schedules and ensuring the smooth transition of employees who move from one organization to the other on a temporary or regular basis.

Trying to plan for and facilitate the HR needs of a merger can be an overwhelming task. Gavell and de la Bastide have their team focused on the goal.

"Our top priority is to ensure all employees are treated fairly," said Gavell. "We've involved the right people from NU and Con Edison. The work ahead of us will ensure we find the right combination of options and develop implementation plans that result in employees having competitive benefit, compensation and retirement plans."

Having the responsibility to assess current practices and programs against future opportunities is viewed as a privilege.

"We've budgeted the time we have between March and June to ensure we achieve our goal of identifying opportunities in combining our companies, assessing each opportunity for value, and determining the implementation steps by June," said de la Bastide. "We understand that our work will answer some of the most important questions on the minds of employees of both companies."

Gavell and de la Bastide are leading the efforts of 10 sub-teams of Con Edison and NU employees working daily to evaluate and assess both companies' HR programs. The focus areas include:

* advocating HR policies which are fair to employees, minimize anxiety and unrest, and seek to avoid mass movement of employees;

* learning about each company's organizations, employees and HR policies and programs including vacation plans, educational reimbursement, etc.; and

* comparing management philosophies and differences in the way the companies currently work.

"The goal is to provide recommendations to the full transition team that combine our companies to the benefit of all employees," said Gavell. The focus is on:

* discussing and recommending best HR practices and how we'll move forward as a merged company;

* providing opportunities for career growth in the combined company through redesigned programs and policies; and

* discovering cost synergies in reduced duplicative services, maximized joint purchase power, and reduced administrative costs.

"A thorough review of existing HR policies gives us the baseline information we need to assess what each company brings to the table," said de la Bastide. Gavell added, "We're performing a side-by-side comparison of all HR programs and policies and documenting what's done and the management philosophies driving the programs."

Some of the comparisons under way include:

* Reviewing 401k programs at Con Edison, Orange & Rockland and NU. The outcome of this review will be a recommendation of whether or not to merge into one plan with a common administrator.

* Reviewing the individual components of the current health and welfare plans. The goal is to use joint purchasing power to reduce overall administrative costs and to maintain highly competitive programs for all employees. Studies will recommend whether each operating company should continue with individual programs or begin a process of combining, where possible, into common plans.

* Reviewing each company's pension plan and recommending best practices going forward.

* Reviewing job posting and other employment practices in order to offer increased opportunities in our merged company.

* Comparing all of the other HR plans affected by bringing Con Edison and NU together.

"The level of anxiety felt by employees continues," said Gavell, "and we recognize that. We're surfacing the critical issues now to ensure a speedy resolution."


GRAPHICS

"We understand that our work will answer some of the most important questions shared by employees of both companies."

                    John de la Bastide,
                    Con Edison/NU Merger Transition Team, Human Resources

Transition team goals timeline

March 2000: Identify combination options

April 2000: Refine options; present to full transition team

May 2000: Identify implementation steps

June 2000: Refine implementation plans; support combining our companies following merger close in summer 2000.

LEGEND

                     For more information
Con Edison and Northeast Utilities have filed a joint proxy statement/prospectus and other documents concerning the merger with the United States Securities and Exchange Commission ("SEC") and have mailed the joint proxy statement/prospectus to their shareholders. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION AND WE URGE YOU TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC. You can obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, the documents are available free of charge by requesting them in writing or by telephone from the companies at the following addresses: Consolidated Edison, Inc., c/o The Bank of New York Investors Relations Department, P.O. Box 11258, Church Street Station, New York, New York 10286-1258, telephone 800-522-5522 and Northeast Utilities, P.O. Box 5006, Harford, Connecticut 06102-5006, Attention: Shareholders Services, telephone 860-665-4801 or 800-999-7269.

This information contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely, such as estimates of future market conditions, the ability to realize cost savings and the terms associated with obtaining regulatory approvals. Other factors include, but are not limited to, weather conditions, economic conditions in the company's service territory, fluctuations in energy-related commodity prices, marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.


STORY NO. 3

Together we will succeed
Perspective column by Mike Morris

This is an historic time for Northeast Utilities as we work on completing our merger with Consolidated Edison. As employees and shareholders, you have the power to ensure that our company continues on the path of market growth and financial stability by carefully reviewing the joint proxy statement and voting for our merger with Con Edison.

Your vote is important and every vote counts. I encourage all of you to vote your proxy in favor of the merger because:

* We will have the size and scale necessary to be successful in a restructured and increasingly competitive energy market.

A combined NU/Consolidated Edison will be one of the largest utilities in the United States with over 5 million electric customers and 1.3 million gas customers from Pennsylvania north to the Canadian border.

* Together, we will have the size and resources to invest in infrastructure, develop advanced technologies and grow. Con Edison and NU have both invested in the North East Optic Network (NEON) and seek to capitalize on the exploding market for digital broadband communication by installing fiber optic cable up and down the northeast corridor and across the country.

* We will be substantially stronger financially. If NU stood alone, we would be too small to compete effectively, lacking the financial resources to make substantial acquisitions. With Con Edison's financial strength, we will have the resources to grow, increase our customer base and provide more opportunities for our employees.

* We share the same vision - to build on our reliable, safe regulated electric and gas business and to grow our unregulated energy marketing and generation business in the Northeast.

* As an NU shareholder, you can expect to receive a greater return on your investment through a higher stock price and an increased dividend. Con Edison is willing to pay more for NU shares than the current market value. Con Edison has increased its dividend each year over the past 26 years. Con Edison currently pays an annual dividend of $2.18 per share while NU's recently restored annual dividend is $0.40 per share.

As employee shareholders, you have a voice in the outcome of this merger.
No matter how large or small your holdings, your voice counts. We need 2/3rds of our shareholders to vote "for" the merger in order for this merger to be approved. Silence, or not voting, is counted as a "no" vote.

If this merger fails, there will likely be another merger attempt in the future. NU is an attractive, solid, profit-generating company, and we need to ask ourselves: Would we be teamed with a company that shares our vision and our commitment to our customers and our employees? Would the opportunities for growth and stability exist with another suitor?

With Con Edison, we are joining a company with the same commitment to customer service and operational excellence and their vision for future growth parallels ours. We are two companies equally committed to safety and future growth and that makes our merger a positive step forward for our employees, shareholders and customers.

Some of you may receive three proxy cards - one from the 401K program, one from the Employee Share Purchase Program, one from your own private broker or NU. Each of these proxy cards counts as a separate vote and you will need to vote all of the proxy cards you receive in order for your shares to be represented.

Your vote counts. This is a chance for you to make a difference and direct the future of your company, your career and your financial investment. I hope you will join me in voting "for" the merger.

GRAPHICS
"No matter how large or small your holdings, your voice counts."


STORY NO. 4

Campaign to OK merger is on
Proxy cards must be voted by date indicated on each card

The Con Edison/Northeast Utilities joint proxy statement, including proxy voting card, has been mailed to all Con Edison and NU shareholders, including employees.

Regulations from the Northeast Utilities' Declaration of Trust requires that at least two-thirds of NU shareholders approve the merger. NU officials are looking for shareholders to mail in their ballots before the special shareholder meeting April 14 at the Hartford Civic Center.

"I urge every shareholder to take the time to vote and I recommend a `yes' vote," NU's Mike Morris said. "With this merger, we'll have the financial resources to grow our businesses in a restructured energy marketplace. Our customer base will increase and that provides additional opportunities for employees."

Shareholders will be voting for two items. The first item gives NU permission to amend its declaration of trust to allow a merger with another company. The second item is voting on the actual merger.

NU officials are asking shareholders to mail in each proxy vote they receive. Any proxy not returned is considered a "no" vote.

"This deal is a positive proposal for our shareholders," said Jeff Kotkin, NU's director of Investor Relations and a member of the Con Edison/NU transition team. "Con Edison is extremely stable financially and has an overriding focus on its regulated electricity and gas delivery business.

"Both companies have a similar unregulated strategy in terms of staying regional, focusing on energy and energy-related products and services, investing in the telecommunications business (through the North East Optic Network [NEON]), and owning generation to support marketing."

Financially, NU shareholders will benefit from the merger in several ways, Kotkin said.

* Con Edison is willing to pay more for NU stock than its actual market value.

* Con Edison remains one of the most consistent utilities in terms of earnings and dividend growth. Con Edison, which has increased its annual dividend each year for the past 26 years, paid $2.12 per share for a yearly dividend in 1998, $2.14 in 1999 and raised it to $2.18 for 2000. NU, which restored its dividend this year, currently pays a yearly dividend of $0.40 per share.

* Employees and customers will benefit from Con Edison's strong financial footing when the company seeks to raise capital to invest in electric distribution companies and transmission system improvements. The financial backing will positively influence infrastructure improvements and gain needed capital for equipment and acquisitions of generation or transmission and delivery facilities.

* Together, NU and Con Edison will remain focused on the northeast region and on continuing to provide energy and energy services and products to their
6.4 million customers.

"Without this deal, NU's stock likely would have slumped along with the rest of the utility industry, which is down 17 percent since the deal was announced last October," Kotkin said.

NU's subsidiary, Mode 1, owns 26 percent of NEON, which is building a fiber-optic network from Maine to Washington, D.C. and plans to expand nationally in the next five years.

Industry analysts think highly of the merger proposal.

"Absent the merger with Con Edison, we estimate NU's stock would trade at about $15 per share," said Brian Nelson, an equity analyst at Salomon Smith Barney on March 1. "As a stand-alone stock, NU's positive attributes are strong management, largely completed restructuring in all three states, stable utility growth and additional growth from Select Energy and the Yankee Energy System integration. [NEON] investment also is a positive for overall valuation."

NU's Shareholder Services has established an 800 line to answer shareholder's questions. Call 1-800-794-1104 for additional information.